Exhibit 4.1

FIFTH AMENDED AND RESTATED 2000 STOCK BONUS PLAN

LPL INVESTMENT HOLDINGS INC.
(f/k/a “BD INVESTMENT HOLDINGS INC.”)
amended and restated effective as of January 17, 2006

1.  Purpose.  The purpose of this 2000 Stock Bonus Plan (the “Plan”) of LPL Investment Holdings Inc. (f/k/a “BD Investment Holdings Inc.”) (the “Company”) is to reward the most successful and loyal independent contracted agents (the “Registered Representatives”) of LPL Financial Corporation (f/k/a “Linsco/Private Ledger Corp.”) (“LPL”), a wholly-owned subsidiary of the Company, by providing the Registered Representatives with shares of the Company’s Common Stock (as defined in Section 2 below) following the sale of LPL Holdings Inc. (“LPL Holdings”).  The 2000 Stock Bonus Plan as originally adopted by LPL Holdings (and prior to the Company’s assumption thereof) provided for the issuance to Registered Representatives of shares of Common Stock only in connection with an initial public offering of Common Stock to be underwritten on a firm commitment basis by a nationally recognized investment banking firm pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission (“IPO”).  This Plan was amended and restated in 2005 to provide for the issuance to Registered Representatives after the closing of the sale of LPL Holdings (the “Triggering Company Sale”) of Bonus Credits (as defined in Section 4 below) that are convertible into shares of Common Stock.  This Plan was further amended and restated to provide for technical conforming changes to the Plan in light of the Company’s assumption of the Plan from LPL Holdings in connection with the Triggering Company Sale in 2005.  This Fifth Amendment and Restatement provides for additional technical changes to the Plan in light of changes in tax laws since the original adoption of the Plan.

2.  Type of Stock.  For purposes of the Plan, all references to “Common Stock” shall mean the common stock, par value $0.001, of the Company.

3.  Administration.  The Board of Directors of the Company (the “Board”), or any committee the Board may designate, shall have plenary authority to administer the Plan, including without limitation, the determination of the allocation of Bonus Credits.  All decisions made by the Board or designated committee pursuant to the Plan shall be final and conclusive.  The Board or designated committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement related hereto in the manner and to the extent it shall deem appropriate to carry the same into effect.  No director or person acting pursuant to authority delegated by the Board shall be liable for any action or determination under the Plan made in good faith.

4.  Eligibility.  Registered Representatives who held their securities licenses with LPL on December 31, 2005 shall be eligible Registered Representatives (“Eligible Registered Representatives”).  Eligible Registered Representatives whose sales and service fees, in the aggregate, represent not less than the top 50% of gross commissions and advisory services fees (as defined in LPL’s standard Registered Representative Agreement as that agreement may be in effect from time to time) generated by all Eligible Registered Representatives in the aggregate during the Award Year (as defined in Section 5 below) are eligible, at the discretion of the Board, to receive bonus credits (the “Bonus Credits”) (expressed as rights to receive Common Stock) subject to the terms and conditions of the Plan.  Unless otherwise directed by the Board, the Company shall not issue to any Eligible Registered Representative any certificate or other documentation representing the Bonus Credits.  Notwithstanding the above, at the discretion of the Board, LPL branch office managers who have entered into Branch Office Manager Agreements with LPL may be deemed to be Registered Representatives and the Gross Revenues of the individuals in each branch office (other than the Gross Revenues of any other Registered Representative in such branch office who is a Qualifier (as defined in Section 6 below)) shall be aggregated for the account of the LPL branch office manager for such office for purposes of the Plan.

5.  Award Year.  The “Award Year” shall be the approximately 52 week period (as represented by 24 commission cycles) immediately prior to, and ending on, September 30, 2005.

6.  Qualification Requirements For Participation in the Plan.  In order for an Eligible Registered Representative to qualify to receive Bonus Credits, the gross commission plus total advisory fees,12b-l fees paid on mutual funds and trailing fees paid on other financial products (“Gross Revenues”) of the Eligible Registered Representative produced during the Award Year must rank within the top 50% of LPL’s Gross Revenues produced during the Award Year when every Eligible Registered Representative’s Gross Revenues are listed in descending order of productivity by amount.  If deemed necessary and appropriate by the Board, the Company shall estimate trailing fees and any such estimate, to the extent relied upon by the Board, shall be binding for purposes of the Plan and the determinations hereunder.  Starting with the top producer, the Company shall add each Eligible Registered Representative’s Gross Revenues going down the list until the sum represents at least 50% of total Gross Revenues during the Award Year.  Each Eligible Registered Representative whose Gross Revenues are counted to arrive at the 50% total (a “Qualifier”) shall be eligible to receive Bonus Credits and participate in the Plan.  Gross Revenues to be counted toward qualifying for receipt of Bonus Credits shall be those which were processed by LPL’s commission accounting system during the Award Year.

7.  Allocation of Bonus Credits.  The total number of available Bonus Credits shall be divided into three buckets, with each bucket having a different allocation formula for the Registered Representatives who are Qualifiers.  Tabulation of Gross Revenues and Recurring Fees (as defined in Section 7(b) below) is subject to the characterization of revenues provided to LPL’s commission accounting department by the product sponsors during the Award Year.  The three buckets, which shall comprise 100% of the Bonus Credits, are as follows:

(a)  The Gross Revenue Bucket shall account for 50% of the total Bonus Credits and be allocated on the basis of each Qualifier’s Gross Revenues.  Each Qualifier’s allocation of the Gross Revenue Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Gross Revenue Bucket multiplied by an amount equal to the quotient of the Qualifier’s Gross Revenues divided by the total Grass Revenues of all Qualifiers.

(b)  The Recurring Fees Bucket shall account for 25% of the total Bonus Credits and be allocated on the basis of each Qualifier’s total advisory fees, 12b-1 fees paid on mutual funds and trailing fees paid on other financial products (“Recurring Fees”).  Each Qualifies allocation of the Recurring Fees Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Recurring Fees Bucket multiplied by an amount equal to the quotient of Qualifier’s Recurring Fees divided by the Total Recurring Fees of all Qualifiers.

(c)  The Tenure Bucket shall account for 25% of the total Bonus Credits and be allocated only to Qualifiers who have been registered with LPL for at least five years as of September 30, 2005 (the “Tenured Qualifiers”).  Each Tenured Qualifier’s allocation of the Tenure Bucket shall be determined by the following allocation formula:  the number of Bonus Credits in the Tenure Bucket multiplied by an amount equal to the quotient of the Tenured Qualifier’s Gross Revenues divided by the total Gross Revenues of all Tenured Qualifiers.

8.  Form of Agreement.  Each Qualifier who elects to participate in the Plan shall be required to sign a stock bonus agreement (as amended, modified, supplemented hereby, the “Stock Bonus Agreement”), in such form as may be approved by the Board, incorporating among other things the terms of Section 13 below (with such modifications and changes as the Board may from time to time approve).  Each Stock Bonus Agreement shall become effective upon execution by the Company and the Qualifier.  To the extent any Stock Bonus Agreement conflicts with the terms of this Plan (as amended, modified or supplemented from time to time), such Stock Bonus Agreement shall be deemed amended and restated to conform to the terms of this Plan.

9.  Conversion of Bonus Credits; Performance Vesting of Bonus Shares.

(a)  An outstanding Bonus Credit shall automatically convert (the “Conversion”) into a like number of shares of Common Stock (“Bonus Shares”) on the terms and conditions set forth in this Section 9 upon the earlier of (x) immediately following the satisfaction of the Time-Vesting Condition (as defined below) in respect of such Bonus Credit and (y) December 31, 2008.

(i)  Upon the Conversion, the Company shall record on the books and records of the Company the issuance of the Bonus Shares to each Qualifier and shall issue certificates evidencing issuance and ownership of the Bonus Shares to such Qualifier (or take such other action permitted by applicable law to accomplish same).

(ii)  Except as provided in Section 9(b), each Qualifier shall be prohibited from selling, assigning, transferring, pledging, hypothecating or otherwise encumbering or disposing of (collectively, “Transferring”) the Bonus Shares (or any interest therein), except that Bonus Shares shall, upon death of the Qualifier, become property of such Qualifier’s estate; provided, however, that such Bonus Shares shall remain subject to the terms hereof.

(iii)  Except as provided in Section 9(b), no Qualifier shall be entitled to receive dividends or non-cash distributions with respect to such Qualifier’s Bonus Shares.

(iv)  In order to assist in the enforcement of the Transfer restrictions hereunder, unless otherwise determined by the Company, the certificates (if any) evidencing the Bonus Shares shall not be delivered to the Qualifier and shall instead physically be held by the Company as custodian until either:

(A) the occurrence of a Performance-Vesting Event (as defined below), at which time the certificates shall be delivered, as soon as reasonably practicable, to the Qualifier, or

(B) the occurrence of a Forfeiture Event (as defined below), in which case the certificate shall be immediately cancelled without further action on behalf of the Company.

Notwithstanding the foregoing, for so long as the Qualifier holds the Bonus Shares, the Qualifier shall be the legal and beneficial owner of the Bonus Shares and shall have full voting rights with respect to the Bonus Shares on the same basis as other holders of Common Stock.  Each such certificate shall contain a legend until the occurrence of a Performance-Vesting Event setting forth the limitations and restrictions contained in this Section 9.

(v)  In light of the uncertain valuation of the Bonus Shares, each Qualifier shall refrain from making an election under Section 83(b) with respect to such Qualifier’s Bonus Shares.  If a Qualifier makes such an election, then all of such Qualifier’s Bonus Shares shall be immediately cancelled and extinguished without further action on behalf of the Company.

(b)  All Bonus Shares that have satisfied the Time-Vesting Condition shall become fully vested shares of Common Stock (such Bonus Shares, the “Shares”) only at such time, if ever, as there shall have occurred (i) a sale of all or substantially all of the business or assets of LPL Holdings or the Company that occurs after December 31, 2005 that also constitutes a change in control event under Section 409A of the Internal Revenue Code of 1986, as amended, or the regulations thereunder (a “Sale”), or (ii) an IPO (either such event, a “Performance-Vesting Event”); provided that if the Company or LPL Holdings (or any of their respective material subsidiaries) experiences a Bankruptcy Event prior to the occurrence of a Performance-Vesting Event, then all Bonus Shares shall be immediately cancelled and extinguished without further action on behalf of the Company (a “Performance-Forfeiture Event”).  Bonus Shares that have not satisfied the Time-Vesting Condition as of a Performance-Vesting Event shall become fully vested “Shares” only upon satisfaction of the Time-Vesting Condition.  The term “Bankruptcy Event” means, in respect of any person, the commencement of any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to such person, or seeking to adjudicate such person as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to such person debts or (B) seeking appointment of a receiver, trustee, custodian or other similar official for such person or for all or any substantial part of such person’s assets, or such person shall make a general assignment for the benefit of such person’s creditors.

(i)  If the Performance-Vesting Event is an IPO, then the Shares shall become Transferable (A) on the date that is 180 days following an IPO or (B) if earlier, on March 15 of the calendar year immediately following the calendar year in which the IPO occurred.

(ii)  If the Performance-Vesting Event is a Sale, then the Shares shall become Transferable immediately prior to, and conditioned on, such Sale.

(iii)  Following both the Performance-Vesting Event and satisfaction of the Time-Vesting Condition, a Qualifier shall be entitled to receive dividends or other distributions with respect to such Qualifier’s Shares.

10.  Stock Subject to the Plan.  A total of 7,716,930 shares of Common Stock are reserved and available for grants under the Plan.  The Board, in its sole discretion, may make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan.

11.  Adjustments.  The Board shall make or provide for a fair and proportionate adjustment in the number, price and kind of Common Stock underlying the Bonus Credits and Bonus Shares in order to maintain the proportional interests of the Qualifiers and preserve the value of the Bonus Credits and Bonus Shares granted hereunder in the event of any merger, reorganization, stock split or stock dividend following the date of this amendment and restatement.  Neither fractional shares nor cash in lieu thereof shall be issued on account of any such adjustments.

12.  Transferability.  The Bonus Credits and Bonus Shares shall not be assignable or otherwise transferable by the Qualifier without the prior written consent of the Board, which may be granted or withheld at the sole discretion of the Board.  Bonus Credits and Bonus Shares shall be subject to the restrictions set forth herein and in the Stock Bonus Agreement and any restrictions imposed under federal or state securities law.

13.  Termination and Forfeiture of Bonus Credits.  If at any time after the allocation of Bonus Credits to a Qualifier and before the third annual anniversary of the Triggering Company Sale, either LPL or the Qualifier terminates the Representative Agreement, then, except as otherwise provided below or in an applicable Stock Bonus Agreement approved by the Board, any Bonus Credits held by the Qualifier for which the Time-Vesting Condition shall not have been satisfied shall be immediately forfeited to the Company (a “Time-Forfeiture Event and, together with the Performance-Forfeiture Events, the “Forfeiture Events”).  One third of the aggregate number of Bonus Credits of each Qualifier shall be deemed to satisfied the Time-Vesting Condition on each of the first, second and third annual anniversary of the closing of the Triggering Company Sale (this vesting condition, together with the vesting condition set forth in Section 14, shall be referred to herein as the “Time-Vesting Condition”).

(a)  Termination by Death of Qualifier.  If a Qualifier dies at any time on or before the third annual anniversary of the Triggering Company Sale, all Bonus Credits held by the Qualifier for which the Time-Vesting Condition shall not have been satisfied immediately prior to his or her death shall nonetheless be deemed to have satisfied the Time-Vesting Condition and shall become property of such Qualifier’s estate, notwithstanding the terms of the first paragraph of this Section 13; provided, however, that such Bonus Credits shall remain subject to the Stock Bonus Agreement.

(b)  Termination by LPL.  LPL may terminate a Representative Agreement for any reason specified in the Representative Agreement.

14.  Reallocation of Forfeited Bonus Credits or Bonus Shares.  In January of each year beginning in January 2007 and ending in January 2010, the Company may allocate to Registered Representatives a number of Bonus Credits or Bonus Shares, as applicable, equal to the number of Bonus Credits or Bonus Shares, if any, that are forfeited in accordance with the Plan in the previous calendar year.  Any Registered Representative with Gross Revenues for the one-year period ending on the previous September 30 that equal or exceed the Gross Revenues of any Qualifier for the one-year period ended September 30, 2005 shall be eligible to receive Bonus Credits or Bonus Shares under this Section 14.  The Board will determine the number of Bonus Credits or Bonus Shares, if any, to be allocated to each Registered Representative eligible under this Section 14 and may base such allocation on any methodology deemed reasonable by the Board in its discretion.  All such Bonus Credits and Bonus Shares shall be subject to the provisions of the Plan.  Subject to Section 9, one-third of any such Bonus Credits or Bonus Shares so allocated shall be deemed to satisfy the Time-Vesting Condition on each of the first, second and third annual anniversary of the date of grant.

15.  Term.  The Plan shall automatically terminate upon the first to occur of (a) the tenth anniversary of the effective date of the Plan or (b) termination by the Board pursuant to Section 16 below.

16.  Amendment, Alteration, or Termination.  The Board may amend, alter or terminate the Plan in its sole discretion.  Reasons for amendments or alterations may include, but are not limited to, changes in accounting rules, tax laws or securities regulations which govern the Plan or impact its economics.  If the Plan is amended, altered or terminated, any Stock Bonus Agreement that conflicts with the terms of this Plan shall be deemed amended to conform to the terms of this Plan, but neither Bonus Credits nor Bonus Shares outstanding as of the date of such amendment, alteration or termination shall be materially and adversely affected or impaired.  The Board shall have the sole authority to accelerate the vesting of any Bonus Shares or Bonus Credits by declaring the satisfaction of a Time-Vesting Condition or the occurrence of a Performance-Vesting Event.

17.  Effective Date of Plan.  The Plan, as amended and restated, shall be effective as of January 17, 2006.

18.  Investment Representations.  The Board may require any person to whom Bonus Credits or Bonus Shares are issued to give written assurances in substance and form satisfactory to the Board to the effect that such person is acquiring the same for such person’s own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary, appropriate or desirable in order to comply with federal and applicable state securities laws, or with covenants or representations made by the Company in connection with any public offering of its capital stock.

19.  No Employment Status.  Nothing contained in the Plan or in the Stock Bonus Agreement or other agreement or instrument executed pursuant to the provisions of the Plan shall confer upon any Registered Representative the status as an employee of LPL or the Company or interfere in any way with the right of LPL at any time to terminate the Representative.

20.  No Special Registered Representative Status.  Nothing contained in the Plan or in the Stock Bonus Agreement or other agreement or instrument executed, pursuant to the provisions of the Plan shall confer upon any Registered Representative the status as registered representative licensed with LPL or the Company.

21.  No Rights as Shareholder.  Unless and until Bonus Shares are issued to a Qualifier, the Qualifier shall have no rights as a shareholder with respect to any shares to be issued under the Plan (including, without limitation, any voting rights, the right to inspect or receive the Company’s balance sheets or financial statements or any rights to receive dividends or non-cash distributions with respect to such shares).

22.  General Provisions.

(a)  Nothing contained in the Plan shall prevent LPL or the Company from adopting other or additional compensation arrangements for LPL’s Registered Representatives, and LPL’s and the Company’s employees, officers and directors.

(b)  The Plan and all actions taken hereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to principles of conflict of laws.

LPL Investment Holdings Inc.

Approved by the Board of Directors effective as of January 17, 2006.